United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                          Commission File No.: 0-29670

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934



                             SUN RIVER ENERGY, INC.
                                (Name of Issuer)

                               DYNADAPT SYSTEM, INC.
                             (Former Name of Issuer)



                                     Common
                         (Title of Class of Securities)


                                   26779W 10 3
                                 (Cusip Number)


M.A. Littman, 7609 Ralston Road, Arvada, CO  80002 (303) 422-8127
- -----------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 June 10, 2007
                             ----------------------
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d(b)(3) or (4), check the following box / /.

                                  SCHEDULE 13D

CUSIP NO.: 26779W 10 3                                         Page 1 of 5 Pages

1.       Name of Reporting Person and
         S.S. or I.R.S. Identification No.

a)       M.A. Littman

2.       Check the Appropriate Box if A Member of a Group*

         a /  /
         b /  /

3.       SEC Use Only


4.       Source of Funds

         PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         /  /

6.       Citizenship or Place of Organization

         USA

7.       Sole Voting Power

         801,00


8.       Shared Voting Power

         0

9.       Sole Dispositive Power

         801,000

CUSIP NO.: 26779W 10 3                                         Page 2 of 5 Pages


10.      Shared Dispositive Power

         0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         801,000


12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         /  /

13.      Percent of Class Represented by Amount in Row (11)


         5.5%


14.      Type of Reporting Person

         IN

CUSIP NO.: 26779W 10 3                                         Page 3 of 5 Pages

ITEM 1.  SECURITY & issuer


     This statement relates to common shares of Sun River Energy, Inc., Suite 210 E, 10200 W. 44th Ave., Wheat Ridge, CO 80033.


ITEM 2.

I.       a.       M.A. Littman

         b.       7609 Ralston Road, Arvada, CO  80002

         c.       Occupation - attorney

         d. The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations).

         e. The Reporting Person has not during the last five years been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree or order of any type been entered against reporting person.

         f.       Citizenship: USA

ITEM 3.  SOURCE AND AMOUNT OF THE FUNDS

         N/A

ITEM 4.  PURPOSE OF THE TRANSACTION

     Reporting Person sold 25,000 shares privately and San Remo Investment, LLC loaned 25,000 shares to an individual.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          a. 801,000 common shares consisting of 5.5% of the common shares outstanding (includes 100,000 shares owned by San Remo Investments of which Reporting Person is manager and 25,000 each owned by Patricia Littman and Christen Littman minor children of Reporting Person, and 400,000 shares owned through a retirement plan.

          b. M.A. Littman has sole power to vote and dispose of 801,000 shares of common stock.

          c.   Not Applicable

          d.   Not Applicable

          e.   Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
- ------------------------------------------------------------------------------

Not Applicable

ITEM 7.  EXHIBITS

CUSIP NO.:26779W 10 3                                          Page 5 of 5 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                  /s/M.A. Littman
Dated: September 11, 2005           --------------------------------
                                  M.A. Littman